# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NKGen Biotech, Inc., CIK 0001845459
CUSIP: 65488A101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3001 Daimler Street, Santa Ana, California (CA), 92705
Date of event which requires filing of this statement: 05/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002034776
Persons authorized to receive notices and communications: Will Mak, 1120 N. Town Center Drive, Suite 150, Las Vegas, Nevada (NV), 89144, 949-872-0737

## Reporting persons
- CFIC-2015 NV Family Investments, LLC (CIK 0002034776): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: personal funds (PF); sole voting power 0; shared voting power 63,175,321; sole dispositive power 0; shared dispositive power 63,175,321; aggregate amount beneficially owned 63,175,321 (47.2% of the class)
  Comment: The aggregate amount of shares beneficially owned (63,175,321) consists of (a) 2,083,333 shares of common stock, $0.0001 par value per share (the "Common Stock") of NKGen Biotech, Inc. (the "Issuer") issued pursuant to the 2024 Purchase Agreement (as defined in Item 6 below), (b) CFIC-2015 NV Family Investments, LLC's right to acquire 2,083,333 additional shares of Common Stock pursuant to the 2024 Letter Agreement (as defined in Item 6 below), (c) 19,669,552 shares of Common Stock of the Issuer issued pursuant to the 2025 Purchase Agreement (as defined in Item 3 below), and (d) CFIC-2015 NV Family Investments, LLC's right to acquire 39,339,103 shares of Common Stock pursuant to the 2025 Warrant (as defined in Item 3 below).
  
  The percent of class in row 13 is based on 74,750,212 shares of Common Stock outstanding as of May 9, 2025, as represented by the Issuer in the 2025 Purchase Agreement, plus the 59,008,655 shares of Common Stock beneficially owned by the reporting person pursuant to the 2025 Purchase Agreement and the 2025 Warrant.
- Andrew Jin-Chan Cherng (CIK 0002035448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 63,175,321; sole dispositive power 0; shared dispositive power 63,175,321; aggregate amount beneficially owned 63,175,321 (47.2% of the class)
  Comment: Andrew Cherng and Peggy Cherng together own 100% of the voting interests of CFIC-2015 NV Family Investments, LLC.
  
  The aggregate amount of shares beneficially owned (63,175,321) consists of (a) 2,083,333 shares of Common Stock issued pursuant to the 2024 Purchase Agreement (as defined in Item 6 below), (b) CFIC-2015 NV Family Investments, LLC's right to acquire 2,083,333 additional shares of Common Stock pursuant to the 2024 Letter Agreement (as defined in Item 6 below), (c) 19,669,552 shares of Common Stock of the Issuer issued pursuant to the 2025 Purchase Agreement (as defined in Item 3 below), and (d) CFIC-2015 NV Family Investments, LLC's right to acquire 39,339,103 shares of Common Stock pursuant to the 2025 Warrant (as defined in Item 3 below).
  
  The percent of class in row 13 is based on 74,750,212 shares of Common Stock outstanding as of May 9, 2025, as represented by the Issuer in the 2025 Purchase Agreement, plus the 59,008,655 shares of Common Stock beneficially owned by the reporting person pursuant to the 2025 Purchase Agreement and the 2025 Warrant.
- Peggy Cherng (CIK 0001235503): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 63,175,321; sole dispositive power 0; shared dispositive power 63,175,321; aggregate amount beneficially owned 63,175,321 (47.2% of the class)
  Comment: Andrew Cherng and Peggy Cherng together own 100% of the voting interests of CFIC-2015 NV Family Investments, LLC.
  
  The aggregate amount of shares beneficially owned (63,175,321) consists of (a) 2,083,333 shares of Common Stock issued pursuant to the 2024 Purchase Agreement (as defined in Item 6 below), (b) CFIC-2015 NV Family Investments, LLC's right to acquire 2,083,333 additional shares of Common Stock pursuant to the 2024 Letter Agreement (as defined in Item 6 below), (c) 19,669,552 shares of Common Stock of the Issuer issued pursuant to the 2025 Purchase Agreement (as defined in Item 3 below), and (d) CFIC-2015 NV Family Investments, LLC's right to acquire 39,339,103 shares of Common Stock pursuant to the 2025 Warrant (as defined in Item 3 below).
  
  The percent of class in row 13 is based on 74,750,212 shares of Common Stock outstanding as of May 9, 2025, as represented by the Issuer in the 2025 Purchase Agreement, plus the 59,008,655 shares of Common Stock beneficially owned by the reporting person pursuant to the 2025 Purchase Agreement and the 2025 Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NKGen Biotech, Inc.
Address of issuer's principal executive offices: 3001 Daimler Street, Santa Ana, California (CA), 92705

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being filed jointly by CFIC-2015 NV Family Investments, LLC ("CFIC-2015"), Andrew Cherng and Peggy Cherng, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit A to this Schedule 13D for their Joint Filing Agreement. CFIC-2015, Andrew Cherng and Peggy Cherng are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business office of the Reporting Persons is: 1120 N. Town Center Drive, Suite 150, Las Vegas, Nevada 89144
Present principal occupation or employment: CFIC-2015 is a family office and is principally engaged in making investments. Andrew Cherng and Peggy Cherng together own 100% of the voting interests of CFIC-2015.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: See responses to Item 6 of the Cover Page for each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of 19,669,552 shares of Common Stock of the Issuer and the accompanying issuance of a warrant to purchase 39,339,103 additional shares of Common Stock (the "Warrant") were made pursuant to a private placement as detailed in the Stock Purchase Agreement dated May 14, 2025 (the "2025 Purchase Agreement"). The total purchase price for the shares of Common Stock was $2,500,000.00, which was paid in cash by CFIC-2015 to the Issuer on May 27, 2025. No part of the purchase price was represented by borrowed funds or other consideration obtained for the purpose of acquiring, holding, trading, or voting the securities, and there were no loans or financing arrangements involved in the transaction. The Warrant was issued as additional consideration in connection with the purchase of Common Stock and entitles CFIC-2015 to acquire the shares of Common Stock thereunder at an exercise price of $0.1271 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired for investment purposes. From time to time, the Reporting Persons and their affiliates may engage in discussions with management, the board of directors (the "Board"), and stockholders of the Issuer and other relevant parties regarding business practices and governance policies of the Company. The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board and will assert stockholder rights as deemed necessary. Other than as described in this paragraph, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 of the Cover Page for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7 through 10 of the Cover Page for each Reporting Person.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See response to Item 3 above.

As previously reported on a Schedule 13G filed on August 22, 2024, on August 12, 2024, pursuant to a Securities Purchase Agreement dated as of August 7, 2024 (the "2024 Purchase Agreement") by and between CFIC-2015 and the Issuer, which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 9, 2024, the Issuer issued to CFIC-2015 2,083,333 shares of Common Stock as Commitment Shares (as defined in the 2024 Purchase Agreement). Pursuant to the 2024 Purchase Agreement, CFIC-2015 also purchased a convertible promissory note (the "2024 Note") and received a warrant to purchase shares of Common Stock (the "2024 Warrant"). On August 7, 2024, the Issuer entered into a letter agreement with CFIC-2015 (the "2024 Letter Agreement"), which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 9, 2024, pursuant to which CFIC-2015 has the right to acquire up to 2,083,333 shares of Common Stock as commitment shares (the "Additional Shares") upon the purchase by CFIC-2015 of up to an aggregate principal amount of $2,750,000 of convertible promissory notes (the "Additional Note") from the Issuer. Pursuant to the Letter Agreement, if acquired, the Additional Shares will be issued upon the terms and conditions set forth in the 2024 Purchase Agreement. Upon purchase of the Additional Note, CFIC-2015 would also receive additional warrants to purchase shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement, by and among the Reporting Persons

Exhibit B - Common Stock Purchase Warrant, dated May 14, 2025, issued by NKGen Biotech, Inc. to CFIC-2015 NV Family Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on May 20, 2025).

Exhibit C - Securities Purchase Agreement, dated May 14, 2025, by and between NKGen Biotech, Inc. and CFIC-2015 NV Family Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 20, 2025).

Exhibit D - Common Stock Purchase Warrant, dated August 7, 2024, issued by NKGen Biotech, Inc. to CFIC-2015 NV Family Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on August 9, 2024).

Exhibit E - Securities Purchase Agreement, dated August 7, 2024, by and between NKGen Biotech, Inc. and CFIC-2015 NV Family Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on August 9, 2024).

Exhibit F - Promissory Note issued to CFIC-2015 NV Family Investments, LLC, dated August 7, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 9, 2024).

Exhibit G - Letter Agreement, dated August 7, 2024, by and between NKGen Biotech, Inc. and CFIC-2015 NV Family Investments, LLC (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on August 9, 2024).

## Signatures
- CFIC-2015 NV Family Investments, LLC: /s/ Mecky Wong, Mecky Wong/Manager (05/29/2025)
- Andrew Jin-Chan Cherng: /s/ Andrew Cherng, Andrew Cherng (05/29/2025)
- Peggy Cherng: /s/ Peggy Cherng, Peggy Cherng (05/29/2025)